UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated August 11, 2015 titled “GeoPark Reports Results for the Second Quarter Ended June 30, 2015”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by theundersigned, thereunto duly authorized.

GeoPark Limited
By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: August 11, 2015

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS RESULTS FOR THE SECOND QUARTER

ENDED JUNE 30, 2015

Santiago, Chile – August 11, 2015 - GeoPark Limited (“GeoPark”) (NYSE: “GPRK”), the Latin American oil and gas explorer, operator and consolidator with operations in Colombia, Chile, Brazil, Argentina, and Peru1 reports its quarterly results for the second quarter 2015.

All figures are expressed in US dollars and growth comparisons refer to the same period of the prior year, except when specified.

SECOND QUARTER 2015 HIGHLIGHTS

Operational:

•	Oil and gas production reached 19,575 boepd in 2Q2015 led by continuing production growth in Colombia

•	GeoPark’s drilling campaign restarted in June 2015 with two rigs operating in Colombia

•	Oil production in Llanos 34 Block (operated by GeoPark with 45% WI) achieved record production of 27,000 bopd gross by the end of 2Q2015

•	Construction of facilities underway for Ache Gas Field in Fell Block (operated by GeoPark with 100% WI) in Chile with an expected start-up in 4Q2015

•	Surface compression plant completed in the Manati Field (non-operated with 10% WI) in Brazil with start-up scheduled for 3Q2015

•	Re-opening of La Cuerva oil field (temporarily shut-in since 1Q2015) with more efficient cost structure (operating costs reduced by over 50%) to generate positive cash flows at low oil prices

•	Exploration well Chachalaca 1 in Llanos 34 Block (operated by GeoPark with 45% WI) was drilled to a total depth of 12,300 feet, with indications of hydrocarbons from electric log interpretations in both the Guadalupe and Mirador formations. Testing operations are currently underway

Financial:

•	Adjusted EBITDA increased to $28.1 million in 2Q2015 (67% increase compared to 1Q2015) and operating netback increased to $23.2 per boe (44% increase compared to 1Q2015) due to continuing cash cost reductions and improved oil prices

•	Cash position of $105.3 million at the end of 2Q2015, representing a $14 million increase since the end of 1Q2015

•	Capital expenditures were reduced by 84% to $10.5 million in 2Q2015 compared to $65.7 million in 2Q2014 (and compared to $10.3 million in 1Q2015)

•	Cash costs were reduced by 33% to $20 per boe in 2Q2015, as compared to 2Q2014, resulting from ongoing cost reduction efforts and improved efficiencies, combined with the depreciation of local currencies. (Cash costs includes Production and Operating costs, G&G, G&A and Selling expenses)

•	Net loss of $9.4 million in 2Q2015

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval, expected in 2015.

•	Long-term financial debt maturity with over 80% due in 2020

Strategic / New Business Highlights:

•	Acquired a 50% interest in a high potential low cost Neuquen Basin block (CN-V) in Argentina in partnership with Wintershall, which includes two shallow light oil prospects (GeoPark estimation of 23-42 gross million barrels) with additional leads and plays, including upside potential in the Vaca Muerta shale play

•	Released an exploration resource evaluation of GeoPark’s Latin American asset platform (conducted by Gaffney, Cline & Associates) with exploration resources estimated to be 770 Million – 1.5 Billion boe

•	Signed an amendment to the gas sales contract with Petrobras in Brazil to cover 100% of Manati field gas reserves

•	Signed concession contract for the Exploratory Block PN-T-597 in the Parnaiba Basin in Brazil (that had been awarded in Round 12 in November 2013)

James F. Park, Chief Executive Officer of GeoPark, said: "At the end of 2014, we moved quickly to adjust our work programs and cost structure to prepare for and accommodate a sustained period of lower oil prices in the $45-50 per barrel range. Our results during the second quarter reflect these ongoing adjustments with lower operating, production and G&A costs, significantly reduced capital expenditures, and an increased cash position, while generally maintaining production levels. Our cost efficiency efforts in the first half of the year have allowed us to restart a shut-in oil field and we have also restarted our successful drilling program in Colombia, with some initial positive indications. Likewise, we are moving forward to find exceptional shareholder value-adding acquisitions and are pleased to partner again with Wintershall, in the CN-V Neuquen block which has a good strategic fit (with respect to geology, potential, cost and timing) with our existing asset portfolio in proven hydrocarbon basins across Latin America. GeoPark’s asset mix, agility and regional reputation are generating attractive opportunities – both organic and inorganic – to continue on our steady long term growth track record.”

SECOND QUARTER 2015

The table below sets forth key performance indicators for 2Q2015 compared to those of 2Q2014.

Key Indicators	2Q2015	2Q2014	% Chg.
Oil production (bopd)	14,512	14,325	1%
Gas production (mcfpd)	30,378	36,696	-17%
Average net production (boepd)	19,575	20,441	-4%
Combined price ($ per boe)	37.4	72.5	-48%
⁻ Oil ($ per bbl)	41.7	89.0	-53%
⁻ Gas ($ per mcf)	4.7	6.7	-30%
Net Oil Revenues ($ million)	50.2	112.0	-55%
Net Gas Revenues ($ million)	11.8	19.4	-39%
Net Revenues ($ million)	62.0	131.4	-53%
Production & Operating Costs* ($ million)	-22.5	-37.3	-40%
G&G, G&A and Selling Costs ($ million)	-13.1	-20.2	-35%
Adjusted EBITDA ($ million)	28.1	76.4	-63%
Adjusted EBITDA per boe ($)	17.0	42.1	-60%
Operating Netback per boe ($)	23.2	47.8	-51%
Profit (loss) for the period ($ million)	-9.4	27.3	-
Capital Expenditures ($ million)	10.5	65.7	-84%
Cash Position at period-end ($ million)	105.3	125.3	-16%
Short-Term Debt at period-end ($ million)	22.2	18.7	19%
Long-Term Debt at period-end ($ million)	348.2	350.0	-1%

CONSOLIDATED OPERATING PERFORMANCE

Production: Consolidated production reached 19,575 boepd in 2Q2015, compared to 20,441 boepd in 2Q2014.

Colombia: production increased 22% to 12,592 bopd in 2Q2015 compared to 2Q2014, explained mainly by new production from the Tigana, Tua and the recently discovered Tilo oil fields in the Llanos 34 Block. No new wells were completed during 2Q2015.

Exploration well Grulla 1 in CPO-4 Block (operated by GeoPark with a 50% WI) was drilled during July to a total depth of 10,229 feet. Log analysis indicated the presence of hydrocarbons and the Company is defining next steps based on economic evaluations. Chile: oil and gas production decreased by 43% to 3,654 boepd in 2Q2015 compared to 6,435 boepd in 2Q2014, explained mainly by a 49% decrease in oil production and a 33% decrease in gas production, resulting largely from the natural decline in base production. No new wells were drilled during 2Q2015.

•	Brazil: oil and gas production averaged 3,329 boepd in 2Q2015, composed of approximately 98% gas and 2% condensate.

Reference and Realized Oil Prices: The Company’s average consolidated realized oil sales price averaged $42 per barrel in 2Q2015, a $21 discount from the average Brent crude prices of $63 per barrel.

•	Colombia: The realized oil price was $40.0 per barrel in 2Q2015 (a $23 per barrel discount from Brent, or $18 per barrel discount to WTI). Discounts include commercial costs related to oil quality and transportation costs related to sales made at wellhead. Our reference price in Colombia is Vasconia.

•	Chile: The realized oil price was $51.0 per barrel in 2Q2015 (a $12 per barrel discount from Brent).

Net Revenues: Consolidated net revenues decreased by 53% to $62.0 million in 2Q2015, compared to $131.4 million in 2Q2014, mainly driven by lower oil and gas prices and revenues.

Consolidated Oil Revenues: Consolidated oil revenues decreased by 55% to $50.2 million in 2Q2015 compared to 2Q2014, mainly explained by a 53% decrease in realized oil prices. Oil revenues represent 81% of total net revenues as compared to 85% in 2Q2014.

•	Colombia: oil revenues decreased by 50% to $42.7 million in 2Q2015 mainly due to lower oil prices. Realized oil prices decreased by 53% to $40.0 per barrel in 2Q2015. Oil deliveries increased by 7% to 1.1 million barrels in 2Q2015. The decrease in realized prices in 2Q2015 was higher than the decrease in Brent prices due to more volumes sold at well-head, which implies lower realized prices but also lower selling expenses. In 2Q2015, approximately 80% of sales were made at the well-head as compared to 50% in 2Q2014.

Earn-out payments (deducted from Colombian oil revenues) decreased by 74% to $1.5 million in 2Q2015, compared to $6.1 million in 2Q2014, which was mainly caused by the decline in oil prices.

•	Chile: oil revenues decreased by 73% to $8.5 million in 2Q2015 due to lower production and lower prices. Oil prices decreased 48% to $51.0 per barrel in 2Q2015. Deliveries decreased by 48% to 0.17 million barrels in 2Q2015 due to lower production resulting from the natural decline of the fields and no new wells drilled during 1H2015.

Consolidated Gas Revenues: Consolidated gas revenues decreased by 39% to $11.8 million in 2Q2015 compared to $19.4 million in 2Q2014.

•	Brazil: gas revenues decreased by 26% to $8.6 million in 2Q2015. The average gas price, net of taxes, decreased by 25% and amounted to $5.0 per mcf ($30.2 per boe), largely due to the depreciation of the local currency. Gas deliveries remained stable and amounted to 1,710 mmcf (0.28 mmboe).

•	Chile: gas revenues decreased by 59% to $3.2 million in 2Q2015 mainly due to decreased production and lower prices. Gas prices decreased by 40% to $4.1 per mcf in 2Q2015, resulting from lower international methanol prices that affected the price of Fell Block’s gas.

Costs: Consolidated production and operating costs decreased by 40% to $22.5 million in 2Q2015, due to decreased operating costs and royalties.

Consolidated operating costs (excluding royalties) decreased by 39% to $18.6 million in 2Q2015, compared to $30.3 million in 2Q2014, due to cost reduction initiatives and the impact of the depreciation of the local currencies against the dollar.

•	Colombia: operating costs decreased by 48% to $9.8 million in 2Q2015. Operating costs per boe decreased by 45% to $10 per boe in 2Q2015, mainly due to improved fixed cost absorption, cost reduction initiatives (including the temporary shut-in of certain oil fields) and the impact of the depreciation of the Colombian Peso against the dollar.

•	Chile: operating costs decreased by 15% to $6.4 million in 2Q2015 from $7.5 million in 2Q2014 while operating costs per boe increased to $22 due to the impact on fixed costs from lower oil production.

•	Brazil: operating costs decreased by 54% to $1.0 million (or $3 per boe) in 2Q2015, mainly due to the impact of the depreciation of the Brazilian Reais against the dollar.

Our team in Colombia was able to re-design operations in La Cuerva field (operated by GeoPark with 100% WI) to make it cash flow positive at current oil price levels, which allowed the field to be brought back on stream in July. As a result of restarting the field, our consolidated operating cost per barrel is expected to increase in the following quarters, as La Cuerva operating cost is higher than our average $10 per barrel consolidated operating cost.

Consolidated royalties paid in cash (included in production and operating costs) amounted to $3.9 million in 2Q2015, compared to $7.1 million in 2Q2014, representing 6% of total net revenues in 2Q2015 compared to 5% in 2Q2014. The increase in royalties as a percentage of sales is due to the Tua Field in the Llanos 34 Block in Colombia, becoming subject to higher royalties in 2Q2015. Royalties paid in cash as a percentage of sales are expected to increase, as from 3Q2015, due to the Tigana field (Llanos 34 Block) becoming subject to the higher royalties. The increase in royalties will depend on future oil prices.

Consolidated geological and geophysical (G&G) expenses increased to $3.6 million in 2Q2015 compared to $2.9 million in 2Q2014.

Consolidated selling expenses decreased to $1.1 million in 2Q2015 compared to $6.0 million in 2Q2014, mainly resulting from lower selling expenses in Colombia.

•	Colombia: selling expenses decreased by 85% to $0.7 million in 2Q2015 resulting from lower transportation costs per boe due to a change in the commercialization mix with more sales at well-head as opposed to sales through pipeline and due to the temporary shut-in of the La Cuerva field since 1Q2015.

Consolidated administrative costs (G&A) decreased by 26% to $8.4 million in 2Q2015 compared to $11.3 million in 2Q2014 mainly due to continuing cost reduction initiatives, and despite new start-up costs related to the Company’s operations in Peru.

Adjusted EBITDA: Consolidated Adjusted EBITDA decreased by 63% to $28.1 million in 2Q2015 compared to $76.4 million in 2Q2014, mainly caused by the decrease in international oil prices, which was partially offset by a 38% reduction in cash costs including production and operating costs, G&A and selling expenses.

Adjusted EBITDA per boe decreased by 60% to $17.0 per boe in 2Q2015 compared to $42.1 per boe in 2Q2014.

•	Colombia: Adjusted EBITDA decreased 50% to $23.6 million in 2Q2015 compared to $46.8 million in 2Q2014, mainly due to the decline in oil prices, partially offset by lower operating and selling costs. Adjusted EBITDA per boe decreased by 53% to $22.1 per boe in 2Q2015, mainly due to lower oil prices, partially offset by lower operating costs and selling expenses per boe resulting from increased efficiency and the depreciation of the Colombian peso.

•	Chile: Adjusted EBITDA in Chile represented a $1.1 million loss in 2Q2015, compared to a $22.5 million gain in 2Q2014, mainly due to lower production and the impact of lower oil and gas prices.

•	Brazil: Adjusted EBITDA in Brazil reached $5.9 million in 2Q2015, with an Adjusted EBITDA per boe of $20.2 in 2Q2015 as compared to $26.2 in 2Q2014.

Other Operating Costs: Consolidated other operating costs increased to a $1.6 million loss in 2Q2015 compared to a $0.4 million gain in 2Q2014.

Depreciation: Consolidated depreciation charges decreased by 12% to $24.4 million in 2Q2015, compared to $27.6 million in 2Q2014, mainly due to lower per barrel depreciation costs in Colombia, partially offset by higher depreciation costs in Chile. The decrease in consolidated depreciation costs per boe is the result of overall drilling success and increased reserves as compared to the prior period.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Net Financial Costs: Net financial costs increased to $8.1 million in 2Q2015 from $6.2 million in 2Q2014 mainly from: (i) $1.2 million decrease in interest income due to lower average cash position, and (ii) $0.8 million lower capitalized costs due to lower capital expenditures.

Foreign Exchange Gains: Net foreign exchange gains increased to $3.7 million in 2Q2015 from $2.7 million in 2Q2014, mainly related to the impact of the revaluation of the Brazilian Reais in 2Q2015 over dollar-denominated net debt incurred at the local subsidiary level, where the functional currency is the Brazilian Reais. (This effect may be reversed in the following quarters due to fluctuations in the local currency).

Income Tax Expense: Income tax amounted to a loss of $5.5 million in 2Q2015 compared to a loss of $11.3 million in 2Q2014. Income tax accrued in 2Q2015 corresponds to jurisdictions where the Company recorded taxable income.

Profit: Losses for the period amounted to $9.4 million in 2Q2015 compared to a profit of $27.3 million in 2Q2014, mainly due to lower revenues resulting from lower oil prices, that were partially offset by lower Production and Operating costs, Administrative costs, Selling expenses and Income taxes.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $105.3 million as of June 30, 2015 representing an increase of $14 million compared to the end of 1Q2015. Year-end 2014 cash and cash equivalents amounted to $127.7 million, with the difference primarily due to cash used in investing activities during 1H2015 amounting to $16.0 million, along with $12.0 million of funds used in financing activities that are mainly explained by interest payments, partially offset by cash from operating activities that amounted to $8.7 million.

Total Assets: Total assets amounted to $966.7 million as of June 30, 2015 compared to $1,039 million as of December 31, 2014. The decrease is mainly due to lower PP&E assets derived from depreciation charges during 1H2015 and lower cash and cash equivalents as explained in the paragraph above.

Capital Expenditures Summary: Total investments in 1H2015 amounted to $20.8 million and mainly included: (i) $13.5 million invested in Colombia, (ii) $4.3 million invested in Chile, and (iii) $2.9 million in Brazil.

Financial Debt: Total financial debt (net of debt issuance costs) amounted to $370.4 million, including the $300 million Bond due in 2020 (issued in February 2013) and the credit facility in Brazil for the acquisition of an interest in the Brazilian Manati Field amounting to $70.4 million.

Equity: Equity reached $431.6 million and included minority interests of $98.3 million related to LG International’s participation in the Chilean and Colombian operations (LG International Corp., the Korean conglomerate, holds a 20% equity interest in GeoPark’s Colombian operations, a 20% equity interest in the Fell Block and a 31% equity interest in the Tierra del Fuego blocks in Chile). Equity as of June 30, 2015 decreased by $47.5 million since December 31, 2014, mainly because of the $45.4 million loss in the six-month period ended June 30, 2015 and to a lesser extent due to currency translation differences amounting to $3.9 million and the repurchase of shares amounting to $1.3 million, partially offset by share-based payment charges amounting to $3.1 million.

FINANCIAL RATIOS (*)

Amounts in $ million
Year / Period	Financial Debt	Cash Position	Gross Debt / LTM Adjusted EBITDA	Interest Coverage
1Q2014(**)	364.7	131.9	2.2x	4.9x
2Q2014 (***)	368.6	125.3	1.8x	6.0x
3Q2014 (***)	362.9	128.8	1.6x	6.7x
FY2014 (***)	370.0	127.7	1.7x	7.5x
1Q2015	363.4	91.4	1.9x	6.3x
2Q2015	370.4	105.3	2.6x	4.7x

(*) Based on trailing 12 month financial results.

(**) Does not consider Adjusted EBITDA generated by the acquired interest in the Brazilian Manati Field.

(***) Considers Adjusted EBITDA generated by the acquired interest in the Brazilian Manati Field only since 2Q2014.

GeoPark’s consolidated financial incurrence test covenants included in the 2020 Bond Indenture are:

•	A leverage Ratio, defined as Gross Debt to Adjusted EBITDA, lower than 2.5x from 2015 onwards; and

•	An interest Coverage Ratio, defined as Adjusted EBITDA divided by Interest Expenses, above 3.5x.

As stated in the table above, as of June 30, 2015 the Company’s Leverage Ratio was 2.6 times, above the 2.5 times threshold included in the 2020 Bond Indenture due to the impact of the current low oil price environment. Failure to comply with the incurrence test ratios does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, other than permitted debt, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing other specific corporate actions including but not limited to dividend payments, restricted payments, others.

OTHER NEWS / RECENT EVENTS

CN-V Block

While GeoPark continues making all needed adjustments to its work programs and cost structure to operate and develop its organic assets through the lower oil price environment, it also remains active in the search for and acquisition of high shareholder value-adding projects. Its principal focus is on divestments by national oil companies of high potential acreage and redevelopment opportunities; corporate M&A opportunities; and individual attractive low cost ‘bolt-on’ assets which easily fit onto GeoPark’s existing platform.

In July 2015, GeoPark acquired an interest in the CN-V Block in the Neuquen Basin, Argentina’s most prolific hydrocarbon basin, through a partnership with Wintershall (Germany's largest oil and gas producer and a subsidiary of BASF Group). This ‘bolt-on’ opportunity covers an area of 472 sqkm, with 3D seismic coverage of 180 sqkm and is adjacent to the producing Loma Alta Sur oil field in the Neuquen Basin, a region and play-type well-known to GeoPark’s team. Two shallow light oil prospects (GeoPark estimation of 23-42 gross million barrels) have been delineated on the northern part of the block, with additional leads and plays, including an upside potential in the developing Vaca Muerta unconventional play.

In accordance with the farm-in agreement, and subject to regulatory approval, GeoPark will operate during the exploratory phase and receive a 50% working interest (WI) in the CN-V Block in exchange for drilling two exploratory wells, targeted for 2H2016, and with a financial commitment of up to $5 million.

Annual General Meeting

GeoPark’s 2015 Annual General Meeting was held on June 30, 2015, at which all required business was duly presented or approved.

CONFERENCE CALL INFORMATION

GeoPark will host its Second Quarter 2015 Financial Results conference call and webcast on Wednesday, August 12, 2015, at 10:00 a.m. Eastern Time.

Chief Executive Officer, James F. Park, Chief Operating Officer, Augusto Zubillaga, Chief Financial Officer, Andrés Ocampo and Director of Capital Markets, Pablo Ducci, will discuss GeoPark's financial results for the Second Quarter 2015, with a question and answer session immediately following.

Interested parties can access the conference call by dialing the following number from outside the United States: +1 201-689-8035. From within the United States, interested parties can access the call by dialing 877-407-8035 (Passcode: GeoPark). To listen to the webcast, visit the Investor Support section of the Company’s website (www.geo-park.com).

For further information please contact:
Pablo Ducci – Director Capital Markets	pducci@geo-park.com
T: 562-2242-9600

GeoPark can be visited online at www.geo-park.com

ANALYSIS INFORMATION BY BUSINESS SEGMENT

Colombia	2Q2015	2Q2014	% Chg.
Oil production (bopd)	12,501	10,321	21%
Gas production (mcfpd)	546	220	148%
Average net production (boepd)	12,592	10,357	22%
Oil price ($ per bbl)	40.0	86.0	-53%
Net oil Revenues ($ million)	41.2	79.4	-48%
Production and Operating Costs* ($ million)	-12.6	-23.8	-47%
Adjusted EBITDA ($ million)	23.6	46.8	-50%
Adjusted EBITDA per boe ($)	22.1	46.8	-53%
Operating Netback per boe ($)	25.1	50.5	-50%

Chile	2Q2015	2Q2014	% Chg.
Oil production (bopd)	1,961	3,886	-49%
Gas production (mcfpd)	10,158	15,292	-33%
Average net production (boepd)	3,654	6,435	-43%
Combined price ($ per boe)	39.6	77.0	-49%
⁻ Oil ($ per bbl)	51.0	98.0	-48%
⁻ Gas ($ per mcf)	4.1	6.8	-40%
Net Oil Revenues ($ million)	8.5	31.4	-73%
Net Gas Revenues ($ million)	3.2	7.8	-59%
Net Revenues ($ million)	11.8	39.2	-70%
Production and Operating Costs* ($ million)	-7.0	-9.2	-24%
Adjusted EBITDA ($ million)	-1.1	22.5	-
Adjusted EBITDA per boe ($)	-3.6	44.3	-
Operating Netback per boe ($)	10.5	56.8	-81%

Brazil	2Q2015	2Q2014	% Chg.
Oil production (bopd)	50	56	-11%
Gas production (mcfpd)	19,674	21,092	-7%
Average net production (boepd)	3,329	3,572	-7%
Gas Price ($ per mcf)	5.0	6.7	-25%
Net Revenues ($ million)	8.9	12.3	-28%
Production and Operating Costs* ($ million)	-1.7	-3.2	-47%
Adjusted EBITDA ($ million)	5.9	7.8	-24%
Adjusted EBITDA per boe ($)	20.2	23.8	-15%
Operating Netback per boe ($)	23.9	30.7	-22%

* Production and Operating costs include operating costs and royalties paid in cash.

FIRST HALF 2015

The table below sets forth some key performance indicators for 2H2015 compared with 2H2014. Figures corresponding to 1H2014 include information relating to the acquired interest in the Brazilian Manati Field completed on March 31, 2014. As from that date, GeoPark started consolidating line by line its results of operations for accounting purposes within its Brazilian operations.

Key Indicators	1H2015	1H2014	% Chg.
Oil production (bopd)	14,310	14,047	2%
Gas production (mcfpd)	31,635	27,335	16%
Average net production (boepd)	19,582	18,602	5%
Combined price ($ per boe)	34.6	73.3	-53%
⁻ Oil ($ per bbl)	38.1	87.8	-56%
⁻ Gas ($ per mcf)	4.9	6.8	-28%
Net Oil Revenues ($ million)	91.0	187.3	-51%
Net Gas Revenues ($ million)	25.5	28.9	-12%
Net Revenues ($ million)	116.5	216.2	-46%
Production & Operating Costs* ($ million)	-46.4	-57.4	-19%
G&G, G&A, Selling & Other Costs ($ million)	-27.9	-39.8	-30%
Adjusted EBITDA ($ million)	45.0	124.8	-64%
Adjusted EBITDA per boe ($)	13.4	42.3	-68%
Operating Netback per boe ($)	19.8	50.2	-61%
Profit (loss) for the period ($ million)	-45.4	37.7	-

* Production and Operating Costs include operating costs and royalties paid in cash.

CONSOLIDATED STATEMENT OF INCOME

(unaudited)

(In millions of $, except for %)	2Q2015	2Q2014	1H2015	1H2014
NET REVENUES
Sale of crude oil	50.2	112.0	91.0	187.3
Sale of gas	11.8	19.4	25.5	28.9
TOTAL NET REVENUES	62.0	131.4	116.5	216.2
Production and operating costs	-22.5	-37.3	-46.4	-57.4
Geological and Geophysical costs	-3.6	-2.9	-6.3	-5.6
Administrative expenses	-8.4	-11.3	-18.2	-21.9
Selling expenses	-1.1	-6.0	-3.4	-12.3
Depreciation	-24.4	-27.6	-49.9	-45.7
Write-off of unsuccessful efforts	-	-4.6	-	-8.6
Other operating	-1.6	0.4	-8.8	1.0
OPERATING PROFIT	0.5	42.2	-16.4	65.6

Financial costs, net	-8.1	-6.2	-17.1	-12.5
Foreign Exchange Losses	3.7	2.7	-16.0	1.4
PROFIT BEFORE INCOME TAX	-3.9	38.7	-49.6	54.5

Income tax	-5.5	-11.3	4.1	-16.8
PROFIT (LOSS) FOR THE PERIOD	-9.4	27.3	-45.4	37.7
Non-controlling interest	-1.9	5.6	-5.2	9.2
ATTRIBUTABLE TO OWNERS OF GEOPARK	-7.6	21.8	-40.2	28.5

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

AND ADJUSTED EBITDA PER BOE

(unaudited)

	2Q2015	2Q2014	1H2015	1H2014
Adjusted EBITDA	28.1	76.4	45.0	124.8
Depreciation	-24.4	-27.6	-49.9	-45.7
Share Based Payments	-1.9	-2.6	-3.1	-5.6
Impairment and write-off	-	-4.6	-	-8.6
Others	-1.4	0.6	-8.4	0.8
OPERATING PROFIT	0.5	42.2	-16.4	65.6
Financial costs, net	-8.1	-6.2	-17.1	-12.5
Foreign Exchange Losses, net	3.7	2.7	-16.0	1.4
PROFIT BEFORE INCOME TAX	-3.9	38.7	-49.6	54.5

Adjusted EBITDA	28.1	76.4	45.0	124.8
Total deliveries (in millions of boe)	1.7	1.8	3.4	2.9
Adjusted EBITDA per boe	17.0	42.1	13.4	42.3

CONSOLIDATED SUMMARIZED BALANCE SHEET

(Quarterly information unaudited)

	Jun '15	Dec '14

Non Current Assets
Property, Plant and Equipment	750.5	790.8
Other Non Current Assets	53.6	47.8
Total Non Current Assets	804.1	838.5

Current Assets
Inventories	5.4	8.5
Trade Receivables	19.4	36.9
Other Current Assets	32.5	27.5
Cash at bank and in hand	105.3	127.7
Total Current Assets	162.6	200.6

Total Assets	966.7	1,039.1

Equity
Equity attributable to owners of GeoPark	333.2	375.6
Non-controlling interest	98.3	103.6
Total Equity	431.6	479.1

Non Current Liabilities
Borrowings	348.2	342.4
Other Non Current Liabilities	98.8	93.6
Total Non Current Liabilities	447.0	436.0

Current Liabilities
Borrowings	22.2	27.2
Other Current Liabilities	65.8	96.8
Total Current Liabilities	88.0	124.0

Total Liabilities and Equity	966.7	1,039.1

SELECTED HISTORICAL OPERATIONAL AND FINANCIAL DATA

		Year ended December 31,
	2014	2013	2012	2011	2010
Oil Reserves (2P PRMS) - mmboe	56.3	33.9	27.8	16.9	16.2
Gas Reserves (2P PRMS) - mmboe	35.8	27.7	29.1	32.6	33.4
Combined Reserves (2P PRMS) - mmboe	92.1	61.6	56.9	49.5	49.6
Peru*	30.2	-	-	-	-
Total including Peru	122.3	-	-	-	-

Oil Production (thousand boepd)	14.5	11.1	7.5	2.5	1.9
Gas Production (thousand boepd)	5.1	2.4	3.8	5.1	5.0
Production (thousand boepd)	19.6	13.5	11.3	7.6	6.9

Oil Revenues ($ million )	367	315	222	74	48
Gas Revenues ($ million)	62	23	29	38	31
Total Revenues ($ million)	429	338	250	112	80

Adjusted EBITDA ($ million)	220	167	121	63	41

* Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval, expected in 2015.

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payment and other non-recurring events.

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries
Operating Netback per boe

Net revenues, less production costs (net of depreciation charges and accrual of stock options and stock awards) and selling expenses, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs.

ANP	Agência Nacional do Petróleo, Brazil’s National Agency of Petroleum
ANH	Agencia Nacional de Hidrocarburos de Colombia
boe	Barrels of oil equivalent
boepd	Barrels of oil equivalent per day
bopd	Barrels of oil per day
CEOP	Contrato Especial de Operacion Petrolera (Special Petroleum Operations Contract)
D&M	DeGolyer and MacNaughton
EPS	Earnings per share
IPO	Initial Public Offering
mbbl	Thousand barrels of oil
mmbo	Million barrels of oil
mmboe	Million barrels of oil equivalent
mcfpd	Thousand cubic feet per day
mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
PRMS	Petroleum Resources Management System
SPE	Society of Petroleum Engineers
WI	Working interest
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
Sqkm	Square kilometers

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2015 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release.

NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance cost, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options stock awards, bargain purchase gain on acquisition of subsidiaries and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flows as determined by IFRS. The Company believes Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. The Company’s computation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Operating Netback per boe. The Company’s computation of Operating Netback per boe may not be comparable to other similarly titled measures of other companies. For a reconciliation of Operating Netback per boe to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.